SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of May, 2007
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

 i

     Telvent GIT, S.A. (the “Company”), a Spanish corporation, is an information technology company specialized in providing high value-added products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global IT Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     We are furnishing the information included in this Form 6-K pursuant to our agreement with the underwriters of the initial public offering of our ordinary shares, pursuant to a Registration Statement on Form F-1 dated October 21, 2004, that we would quarterly furnish to the U.S. Securities and Exchange Commission (“SEC”) and post on our website for a period of three years a Form 6-K that includes financial statements prepared and presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and substantially the same other information required by a Form 10-Q.

I. FINANCIAL INFORMATION
A. Financial Statements
TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€66,130	€69,232
Restricted cash	—	8,045
Other short-term investments	450	386
Derivative contracts	1,958	2,814
Accounts receivable (net of allowances of €2,756 as of March 31, 2007 and €2,719 as of December 31, 2006)	142,781	144,763
Unbilled revenues	134,351	101,317
Due from related parties	24,609	47,958
Inventory	30,994	19,274
Other taxes receivable	14,416	13,258
Deferred tax assets	8,143	3,692
Other current assets	4,417	7,016

Total current assets	€428,249	€417,755
Deposits and other investments	1,610	1,795
Property, plant and equipment, net of accumulated depreciation of €48,250 as of March 31, 2007 and €46,706 as of December 31, 2006	51,875	51,215
Long-term receivables and other assets	8,915	11,236
Deferred tax assets	15,786	14,954
Other intangible assets, net of accumulated amortization of €15,601 as of March 31, 2007 and €14,908 as of December 31, 2006	22,653	21,260
Goodwill	36,923	37,416

Total assets	€566,011	€555,631

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€207,690	216,614
Billings in excess of costs and estimated earnings	26,281	26,568
Accrued and other liabilities	16,345	10,389
Income and other taxes payable	19,398	26,901
Deferred tax liabilities	6,646	5,347
Due to related parties	36,455	23,512
Current portion of long-term debt	1,709	1,514
Short-term debt	34,856	32,295
Short-term leasing obligations	2,699	2,562
Derivative contracts	2,983	3,269

Total current liabilities	€355,062	€348,971
The accompanying notes are an integral part of these condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Long-term debt less current portion	13,289	15,188
Long-term leasing obligations	2,194	1,834
Other long term liabilities	5,426	5,716
Deferred tax liabilities	6,590	6,276
Unearned income	1,132	131

Total liabilities	€383,693	€378,116

Minority interest	375	794

Commitments and contingencies

Shareholders’ equity:
Common stock, €3.005 par value, 29,247,100 shares authorized, issued, and outstanding, same class and series	87,889	87,889
Additional paid-in capital	40,771	40,338
Accumulated other comprehensive income (loss)	(2,485)	(2,142)
Retained earnings	55,768	50,636

Total shareholders’ equity	€181,943	€176,721

Total liabilities and shareholders’ equity	€566,011	€555,631

The accompanying notes are an integral part of these condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2007	2006
Revenues	€121,362	€95,306
Cost of revenues	90,627	71,918

Gross profit	€30,735	€23,388

General and administrative	12,095	8,222
Sales and marketing	4,335	5,070
Research and development	4,566	2,980
Depreciation and amortization	2,571	1,884

Total operating expenses	€23,567	€18,156

Income from operations	7,168	5,232
Financial income	3,277	3,383
Financial expense	(5,110)	(2,812)

Total other income (expense)	€(1,833)	€571

Income before income taxes	5,335	5,803
Income tax expense	290	1,198

Net income before minority interest	€5,045	€4,605

Loss/(profit) attributable to minority interests	87	118

Net income	€5,132	€4,723

Earnings per share
Basic and diluted net income per share	€0.18	€0.16

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100

The consolidated statements of operations include the following income (expense) items from transactions with related parties:

	Three Months Ended March 31,
	2007	2006
Revenues	€5,879	€6,035
Cost of revenues	(3,383)	(2,272)
General and administrative	(1,830)	(1,482)
Financial income (expense), net	(191)	62
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros)

	Three Months Ended March 31,
	2007	2006
Cash flows from operating activities:
Net income	€5,132	€4,723
Adjustments to reconcile net income to net cash provided by operating activities	(2,094)	4,090
Change in operating assets and liabilities, net of amounts acquired	(51,696)	(29,326)
Change in operating assets and liabilities due to temporary joint ventures	439	(1,309)

Net cash provided by (used in) operating activities	€(48,219)	€(21,822)

Cash flows from investing activities:
Restricted cash – guaranteed deposit of long term investments and commercial transactions	8,045	3,183
Due from related parties	22,928	24,862
Acquisition of subsidiaries, net of cash	(100)	(5,731)
Purchase of property, plant & equipment	(777)	(557)
(Acquisition) disposal of investments	(518)	(173)

Net cash provided by (used in) investing activities	€29,578	€21,584

Cash flows from financing activities:
Proceeds from long-term debt	343	495
Repayment of long-term debt	(3,089)	(4,379)
Proceeds from short-term debt	3,694	968
Repayment of short-term debt	(1,133)	(1,685)
Due to related parties	15,827	4,319

Net cash provided by (used in) financing activities	€15,642	€(282)

Net increase (decrease) in cash and cash equivalents	€(2,999)	€(520)
Net effect of foreign exchange in cash and cash equivalents	(103)	313
Cash and cash equivalents at the beginning of period	60,997	67,796
Joint venture cash and cash equivalents at the beginning of period	8,235	12,214

Cash and cash equivalents at the end of period	€66,130	€79,803

Supplemental disclosure of cash information
Cash paid for the period:
Income taxes	€—	€—
Interest	€2,985	€895

Non-cash transactions:

Capital leases	€1,540	€—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statement of Shareholders’ Equity
(In thousands of Euros, except share and per share amounts)

			Additional		Accumulated Other	Total
	Ordinary Shares		Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Amount	capital	Earnings	Income / (Loss)	Equity
Balance, December 31, 2006	29,247,100	€87,889	€40,338	€50,636	€(2,142)	€176,721
Comprehensive income:
Net Income	—	—	—	5,132	—	5,132
Foreign currency translation adjustment	—	—	—	—	(328)	(328)
Effective portion of cash flow hedges, net of tax of €5	—	—	—	—	(15)	(15)

Total comprehensive income						4,789
Amortization of formula-based stock compensation plan	—	—	376	—	—	376
Parent Company stock purchase plan expense	—	—	57	—	—	57

Balance, March 31, 2007	29,247,100	€87,889	€40,771	€55,768	€(2,485)	€181,943

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
1. Description of Business
     Telvent GIT, S.A. (“Telvent” or the “Company”) is an information technology company specialized in providing high value-added products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global IT Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
2. Significant Accounting Policies
Principles of Consolidation
     The accompanying Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the U.S. Securities and Exchange Commission (“SEC”) rules and regulations.
     The results of operations for the three-month period ended March 31, 2007 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 30, 2007 (“Annual Report”).
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Financial Instruments
     All derivative instruments are recognized in the financial statements and are measured at fair value regardless of the purpose or intent for holding them. The Company, as part of its foreign currency risk management program, has entered into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
anticipated future transactions. We generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro. In addition, the Company has entered into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements.
     Although the forward exchange contracts and interest rate caps are used solely as economic hedges, the Company has begun applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into beginning on such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value recorded directly against earnings.
     Additionally, the Company enters into certain long-term binding contracts that are denominated in a currency that is neither the functional or local currency of either party. This feature of the contracts is analogous to an embedded derivative that is bifurcated from the underlying host contract at inception of the contract and similar to freestanding derivatives, is recorded at fair value within the balance sheet with related gains and losses recorded in earnings.
Segments
     Segments are identified by reference to the Company’s internal organization structure and the factors that management uses to make operating decisions and assess performance. The Company changed, effective January 1, 2007, its internal reporting structure and from such date has five reportable segments consisting of Energy, Transportation, Environment, Public Administration, and Global Services. Prior period segment information has been restated to conform to current year presentation.
3. Recent Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. It also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities, such as the Company, is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006; such requirement did not affect the Company’s reported disclosures. Guidance related to the measurement date of the plans is effective for years ending after December 31, 2008. The Company does not expect the adoption of this guidance to have any material effect on its financial position, results of operations or cash flows.
     On February 15, 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115, which permits an entity to measure certain financial assets and financial liabilities at fair value. Statement 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings (the fair value option, or FVO). Under Statement 159, entities that elect the FVO will report unrealized gains and losses in earnings. Statement 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted. The Company has not assessed what effect, if any, the adoption of this Statement will have on its financial position, results of operations or cash flows.
4. Investments in Joint Ventures
     The Company participates in joint venture arrangements or Union Temporal de Empresas (“UTEs”) in connection with its share of certain long-term service contracts.
     These joint ventures are variable interest entities as they have no equity and are operated through a management committee comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, the Company consolidates those joint ventures where it is the partner most closely associated with the joint venture.
     As of March 31, 2007, the increase in total assets from these consolidated entities amounted to € 41,453. Total revenue recognized with respect to these consolidated joint ventures was € 8,159, including € 4,894 of revenues of other venture partners in these arrangements during the three months ended March 31, 2007. During the corresponding period in 2006, revenue recognized with respect to these consolidated joint venture was € 7,875, including € 5,365 of revenues of other venture partners in these arrangements.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Corresponding costs due to other joint venture partners of € 4,991 and € 5,335, are recognized in cost of revenues for the three month period ended March 31, 2007 and 2006, respectively. These revenues and equivalent costs of revenues were recognized based on the billings of the other joint venture partners to the UTEs. There are no consolidated assets that are collateral for the UTEs’ obligations. The Company’s maximum exposure to loss related to performance guarantees given by Telvent as a result of its involvement with the UTEs that are not consolidated is € 698.
5. Inventory
     Inventory consists of the following:

	As of	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Raw Materials	€1,887	€3,221
Work-in-progress	29,107	16,053

	€30,994	€19,274

6. Acquisitions
Acquisition of Beijing Blue Shield
     On April 26, 2006, the Company acquired 80% of the issued and outstanding shares of Beijing Blue Shield High & New Tech. Co., Ltd. (“BBS”), a Beijing-based leading provider of IT services and solutions for traffic management and consulting, and airport/seaport security. The purchase price of this acquisition was Rmb 32 million (€ 3,184).
     The initial purchase price allocation has been finalized during the first quarter of 2007, resulting in a change in the carrying value of the assets acquired and liabilities assumed previously reported. The following is a summary of the final allocation of the total purchase price (in thousands of euros):

As of
April 26,
2006
Cash and cash equivalents	€159
Currents assets	3,148
Tangible assets	123
Liabilities assumed	(1,827)
Intangible assets:
Software technology	1,437
Goodwill	647
Deferred tax liability	(503)

Total purchase price	€3,184

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Acquisition of Telvent Farradyne
     On July 1, 2006, the Company completed the acquisition of 100% of the business and related assets of PB Farradyne, Inc. The total purchase price for the Farradyne business was U.S. $ 39,405 (€ 31,002).
     The Company has finalized the purchase price allocation to the tangible assets and identifiable intangible assets acquired and liabilities assumed (the ¨net assets¨). The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. The following is a summary of the final purchase price allocation at the date of acquisition (in thousands of Euros):

As of
July 1,
2006
Current assets	€14,056
Tangible assets	573
Liabilities assumed	(4,501)
Intangible assets:
Customer contracts and relationships	7,315
Software technology	3,854
Brand names	1,731
Goodwill	12,489
Deferred tax liability	(4,515)

Total purchase price	€31,002

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
7. Financial Instruments
     The following table provides quantitative information about the Company’s outstanding derivative financial instruments.

	As of March 31, 2007
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€752	€34,634	€902	€38,901
Swedish Krona	405	4,053	1,603	27,933
Euros	7	297	2	211
Brazilian Reais	—	—	264	8,633
Canadian Dollars	7	810	50	728
Morocco Dirhams	—	—	1	30
Jordan Dinars	4	594	6	758
Qatari Riyals	69	2,813	33	1,112
Japanese Yen	214	2,685	81	996
Thai Bahts	72	2,783	36	1,558
Australia Dollars	—	—	5	149
Danish Krone	—	—	—	765

	€1,530	€48,669	€2,983	€81,774
Interest rate contracts:
Interest rate caps	428	19,032	—	—

Total	€1,958	€67,701	€2,983	€81,774

	As of December 31, 2006
	(Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€165	€8,505	€221	€11,143
Swedish Krona	1,062	8,691	2,349	18,827
Brazilian Reais	79	6,941	107	8,833
Canadian Dollars	767	28,372	499	18,554
Morocco Dirhams	—	—	1	30
Jordan Dinars	—	—	9	764
Japanese Yen	180	2,359	—	—
Thai Bahts	102	2,879	81	2,862
Qatari Riyals	51	1,768	2	1,072

	€2,406	€59,515	€3,269	€62,085
Interest rate contracts:
Interest rate cap	408	19,032	—	—

Total	€2,814	€78,547	€3,269	€62,085

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     On January 1, 2007, the Company started to apply hedge accounting under SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities, for all derivatives instruments entered into starting January 1, 2007. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
     The ineffective portion of changes in fair value of hedge positions, reported in earnings for the three month period ended March 31, 2007, amounted to € 21, before income taxes.
     The effective portion of cash flow hedges recorded in other comprehensive income, amounting to € 15, will be reclassified to earnings over the next twelve months.
     Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value recorded directly against earnings.
8. Due to and from related parties
     During the normal course of business, the Company conducts operations with related parties, through the execution of projects, loan contracts and advisory services. The transactions are completed at market rates.The details of balances with group companies and related parties are as follows:

	As of	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Due from related parties:
Accounts receivable	€24,090	€24,511
Credit line receivable	519	23,447

	€24,609	€47,958

Due to related parties:
Trade payables	€15,559	€18,442
Credit line payable	20,896	5,070

	€36,455	€23,512

     The Company’s net credit line payable under its credit arrangement with Abengoa as of March 31, 2007 was € 20.4 million, with € 24.6 million remaining available to the Company as of this date. The Company incurs no costs and receives no payments under this arrangement unless and until it borrows or loans funds thereunder.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
9. Commitments and Contingencies
Commitments
     A payment of Rmb 6.7 million (€ 651) is due on November 30, 2007 related to the purchase of Beijing Blue Shield High & New Tech. Co., Ltd. (“BBS”). The payment was deferred until November 30, 2007 in order to provide time for the resolution of certain pending items related to the carrying value of net assets purchased, which are currently under discussion with the sellers of BBS.
     The share purchase agreement with respect to the Maexbic acquisition, provides for a contingent and variable earn-out payment, up to a maximum of € 625, based on Maexbic meeting certain financial targets over the period ended December 31, 2007. If Maexbic meets the targets, the payment will be due in the first quarter of 2008.
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals renders the judgment ineffective until all of the appeals have been resolved.
     Based on the information presently available, including discussion with counsel, management believes that resolution of these matters, including the proceedings related to the El Toyo Project, will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows.
Guarantees
Performance Guarantees
     In the normal course of business the Company provides performance guarantees in the form of performance bonds to customers that obligate the Company to fulfil the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. The Company requests similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as the Company will usually successfully complete the contract or renegotiate contract terms.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
     As of March 31, 2007, the Company maintains the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
		(Unaudited)
Performance guarantees	€170,325	€13,174	€—
Financial guarantees	3,938	—	—

	€174,263	€13,174	€—

     The maximum potential payments represent a “worse-case scenario” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.
Product Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.
10. Extraordinary Variable Compensation Plan
     On March 22, 2007, the Nomination and Compensation Committee of the Telvent Board of Directors and the Telvent Board of Directors approved a variable compensation plan (“the Plan”) for members of the senior management of Telvent and its subsidiaries. The participants in the Plan currently include 30 members of the senior management of Telvent and various subsidiaries, including business unit managers, senior project managers, technical and research and development managers and corporate services officers and managers (the “ Participants”). The Plan is based on the accomplishment of objectives based on the Strategic Plan of Telvent in effect as of December 31, 2006. The duration of the Plan is five complete fiscal years (2007 — 2011) commencing January 1, 2007 and ending December 31, 2011. The calculation and the payment of the benefits under the Plan must occur not later than June 30, 2012, after the verification of the fulfillment of the objectives.
     The Plan provides for extraordinary, variable compensation to the participants based on fulfillment of the annual objectives during the term of the Plan and is in addition to any other variable compensation and/or bonuses earned or which may be earned by each participant. The total amount available for distribution under this Plan is € 10,280. The compensation only vests

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
and becomes payable after the end of the 5th year of the Plan. For the three-month period ended March 31, 2007, the Company recorded € 482 of compensation expense related to this Plan.
11. Segments and Geographic Information
The Company changed, effective January 1, 2007, its internal reporting structure and from such date has five reportable operating segments consisting of Energy, Transportation, Environment, Public Administration, and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil and gas.

•	Transportation provides solutions and services aimed to reduce CO2 emissions through global traffic information and control systems, freeway information and management applications, and automatic fare collection solutions.

•	Environment provides meteorology and hydrology management applications, as well as solutions and services applied to the full water cycle and global environmental protection.

•	Public Administration works for the optimization of the governmental and regional management, giving a technological and integrated response to the social challenges of global security and sustainability, all that for every public sector.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (TIC). It comprises consulting, integration and outsourcing services to enable the evolution and control of our customers’ current and future technology needs.

	Three Month Period Ended March 31, 2007 (Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€55,356	€41,863	€8,562	€6,744	€8,837	€121,362
Cost of revenues	(41,996)	(31,988)	(6,381)	(5,213)	(5,049)	(90,627)

Gross profit	€13,360	€9,875	€2,181	€1,531	€3,788	€30,735

Operating expenses						(23,567)
Other income (expenses), net						(1,833)

Income before income taxes						€5,335

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)

	Three Month Period Ended March 31, 2006 (Unaudited)
				Public	Global
	Energy	Transportation	Environment	Admin.	Services	Total
Revenues	€37,261	€35,770	€9,409	€4,130	€8,736	€95,306
Cost of revenues	(27,636)	(28,602)	(6,774)	(3,233)	(5,673)	(71,918)

Gross profit	€9,625	€7,168	€2,635	€897	€3,063	€23,388

Operating expenses						(18,156)
Other income (expenses), net						571

Income before income taxes						€5,803

     The majority of the joint ventures’ net revenues that the Company consolidates due to FIN 46-R are included in the Company’s Transportation segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.
Segment assets of the Company are as follows:

	As of March 31, 2007 (Unaudited)
	Energy	Transportation	Environment	Public Admin.	Global Services	Total
Segment assets	€203,345	€171,220	€24,807	€27,892	€57,697	€484,961
Unallocated assets						81,050

Total assets						€566,011

	As of December 31, 2006 (Audited)
	Energy	Transportation	Environment	Public Admin.	Global Services	Total
Segment assets	€182,588	€156,793	€26,955	€21,659	€55,357	€443,352
Unallocated assets						112,279

Total assets						€555,631

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Geographic Information
     For the three months ended March 31, 2007 and 2006, sales outside of Spain comprised 58.9% and 45.6% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	Three Months Ended March 31,
	2007		2006
		(Unaudited)
Europe	€71,050		€56,125
Latin America	18,658		16,119
North America	24,099		15,148
Asia-Pacific	4,777		3,672
Middle-East and Africa	2,778		4,242

	€121,362		€95,306

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Portugal	€4,785	€4,867
North America	902	1,009
Latin America	426	431
China	2,016	2,043
Others	182	171

	€8,311	€8,521

12. Subsequent Events
     On April 19, 2007, the Company’s subsidiary, Telvent Canada Ltd. (“Telvent Canada”), entered into an agreement to amend its credit agreement dated May 2, 2003 with LaSalle Business Credit, a division of ABN AMRO Bank N.V., Canada Branch. The credit agreement was amended to reduce the amount available under Facility A to $3 million and to confirm that Facility B had been repaid and that no further amounts may be borrowed under that facility. The credit agreement is described in the Company’s Annual Report on Form 20-F filed March 30, 2007.
     On April 23, 2007, the Company’s subsidiary, Telvent Traffic North America Inc. (“Telvent Traffic”), signed a share purchase agreement pursuant to which Telvent Traffic acquired 100% of the shares of Caseta Technologies, Inc., an Austin, Texas-based company, engaged in the

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
development, supply, integration and maintenance of electronic toll collection systems from the traffic lane to the back office. The closing of the purchase of the shares was completed on April 27, 2007.
     On April 24, 2007, the Company’s subsidiary Telvent Traffic North America Inc. entered into an agreement to amend its credit agreement with LaSalle Bank National Association dated May 31, 2006. The credit agreement was amended to increase the amount available to a maximum of $25 million. The credit agreement is described in the Company’s Annual Report on Form 20-F filed March 30, 2007. By an amending agreement dated April 30, 2007 the termination date of the credit agreement between Telvent Traffic North America Inc. and LaSalle Bank National Association was extended to August 1, 2007.

B. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are an information technology company specialized in providing high value-added products, services and integrated solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Public Administration), as well as Global IT Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies.
Results of Operations
     We prepared our consolidated financial statements for the three-month periods ended March 31, 2007 and March 31, 2006 in accordance with U.S. GAAP.
     Our results of operations for the periods reviewed include the results of operations of our three acquisitions at different points during the periods reviewed:
•	On April 26, 2006, we acquired 80% of the issued and outstanding shares of Beijing Blue Shield, a Beijing-based leading provider of IT services and solutions for traffic management and consulting and airport/seaport security. The results of operations of Beijing Blue Shield are reflected in our results of operations for the three-month period ended March 31, 2007 but not in the corresponding period in 2006.
•	On July 1, 2006, we completed the acquisition of 100% of the shares of PB Farradyne Inc, (now called Telvent Farradyne, Inc.) and the assets of the Farradyne traffic division of Parsons Brinckerhoff Quade & Douglas, Inc. The results of operations of Telvent Farradyne are reflected in our results of operations for the three-month period ended March 31, 2007 but not in the corresponding period in 2006.
•	On November 13, 2006, we completed the acquisition of 100% of the shares of Maexbic, S.A., a supplier of public transportation ticketing technology in Spain. The results of operations of Maexbic, S.A. are reflected in our results of operations for the three-month period ended March 31, 2007, but not in the corresponding period in 2006.
     The following sections provide comparative discussions of our results of operations by line item, by segment and by geographical region for the first quarter of each of 2007 and 2006.

			Percentage		Percentage
			of		of
			Revenues	For the	Revenues
			for the	Three	for the
			Three	Months	Three
	For the Three Months		Months	Ended	Months	Percentage
	Ended March 31,		Ended March 31,	March 31,	Ended March 31,	Change
	2007(1)	2007	2007	2006	2006	2006-2007
	(Euros in thousands, except percentages)
Revenues(2)	$162,309	€121,362	100%	€95,306	100%	27.3%

Cost of revenues(2)	121,204	90,627	74.7	71,918	75.5	26.0%

Gross profit	41,105	30,735	25.3	23,388	24.5	31.4%

General and administrative	16,176	12,095	10.0	8,222	8.6

Sales and marketing	5,798	4,335	3.6	5,070	5.3

Research and development	6,107	4,566	3.8	2,980	3.1

Depreciation and amortization	3,438	2,571	2.1	1,884	2.0

Total operating expenses	31,519	23,567	19.4	18,156	19.1

Income from operations	9,586	7,168	5.9	5,232	5.5	37.0%

Financial income (expense), net	(2,451)	(1,833)	(1.5)	571	0.6

Total other income (expense)	(2,451)	(1,833)	(1.5)	571	0.6

Income before income taxes	7,135	5,335	4.4	5,803	6.1

Income tax expense (benefit)	388	290	0.2	1,198	1.3

Net income before minority interest	6,747	5,045	4.2	4,605	4.8

Loss (Profit) attributable to minority interest	117	87	0.1	118	0.1

Net income	$6,864	€5,132	4.2	€4,723	5.0	8.7%

Basic and diluted net income per share	$0.23	€0.18		€0.16

Weighted average number of shares outstanding	29,247,100	29,247,100		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.3374 to € 1.00 (based on the noon buying rate on March 30, 2007). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

(2)	Results of operations for the three-month periods ended March 31, 2007 and 2006 include the effect of consolidating certain joint venture agreements in accordance with FIN 46(R), “Consolidation of Variable Interest Entities.” We participate in these temporary joint-venture consortiums in certain of our long-term service contracts. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities. Revenues relating to other joint-venture partners for the three-month periods ended March 31, 2007 and 2006 were increased by € 4.9 million and € 5.4 million, respectively, while cost of revenues were increased by € 5.0 million and € 5.3 million, respectively, for the same periods.
Bookings and Backlog
     New contract bookings represent new contracts signed during the period, regardless of performance. New contract bookings for the three months ended March 31, 2007 were € 180.7 million, an increase of € 37.0 million, or 25.7%, from new bookings of € 143.7 million for the three months ended March 31, 2006. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     Backlog as of March 31, 2007 was € 517.1 million, an increase of € 70.4 million, or 15.8%, from a backlog of € 446.7 million as of March 31, 2006. Our backlog represents the portion of our signed contracts for which performance is pending. Backlog excludes our pipeline of projects that we are pursuing, but as to which we have not yet signed binding agreements.
Revenues

Three Months Ended	Three Months Ended	Percent
March 31,	March 31,	Change
2007	2006	2006-2007
(Euros in thousands, except percentages)
€ 121,362	€ 95,306	27.3%
     The increase in our revenues for the three-month period ended March 31, 2007 over the corresponding period in 2006 was due primarily to organic growth in our businesses, mainly from our Energy and Public Administration sectors, and the effect of the revenues from the companies we acquired in 2006. Beijing Blue Shield, Farradyne and Maexbic contributed € 0.7 million, € 9.4 million and € 0.2 million, respectively, in revenues for the first quarter of 2007, with no corresponding contribution in the first quarter of 2006. In the three-month period ended March 31, 2007, we also consolidated additional revenues of € 4.9 million relating to other joint venture partners, and € 5.4 million in the corresponding period of the prior year.

Cost of Revenues

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2007	March 31,	2006	Change
2007	Revenues	2006	Revenues	2006-2007
	(Euros in thousands, except percentages)
€ 90,627	74.7%	€ 71,918	75.5%	26.0%
     Cost of revenues decreased slightly as a percentage of revenues period-to-period, mainly due to our ongoing efforts to generate more revenues from higher value-added applications with higher gross margins and the contributions of the higher margins from our global services sector. Additionally, cost of revenues for the three-month periods ended March 31, 2007 and March 31, 2006 included € 5.0 million and € 5.3 million, respectively, due to the effect of the consolidation of our temporary joint venture consortiums, which represents the cost of revenues attributable to other joint venture partners; such consolidated costs reduced our gross margin. Excluding the effect of the consolidation of our temporary joint venture consortiums, our gross margins for the three-month periods ended March 31, 2007 and March 31, 2006 would have been 26.5% and 26.0%, respectively, representing an increase of 0.5%, quarter-over-quarter.
General and Administrative

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2007	March 31,	2006	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 12,095	10.0%	€ 8,222	8.6%	47.1%
     Our general and administrative expenses increased from the three months ended March 31, 2006 to the three months ended March 31, 2007 mainly as a result of the consolidation of general and administrative costs from the companies we acquired in 2006, Beijing Blue Shield, Farradyne and Maexbic, which amounted to € 0.3 million, € 2.3 million and € 0.2 million, respectively, with no corresponding contribution in the first quarter of 2006. Furthermore, the establishment of a branch office in Sweden to carry out the Smart Metering Management (SMM) Vattenfall project has contributed to an increase in general and administrative expenses period-to-period.
Sales and Marketing

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2007	March 31,	2006	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 4,335	3.6%	€ 5,070	5.3%	(14.5)%

     The decrease in our sales and marketing expenses from the three months ended March 31, 2006 to the three months ended March 31, 2007 was primarily the result of higher selling expenses and sales personnel costs incurred in the first quarter of 2006 in connection with our efforts to develop our Traffic sector business in North America and the consolidation of our presence in new regions such as the Middle-East and Africa.
Research and Development

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2007	March 31,	2006	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 4,566	3.8%	€ 2,980	3.1%	53.2%
     Our research and development expenses increased in the three-month period ended March 31, 2007 over the corresponding period in 2006, as we strive to reach and maintain an approximate level of investment in research and development of 4% as a percentage of revenues, excluding the effect of the consolidation of our temporary consortiums. We also expect to continue to optimize our research and development expenses after the reorganization of our research and development department across our global operations and with the realization of synergies from the integration of the businesses that we acquired in 2006. The number of our research and development projects related to the development of higher value-added applications are expected to increase in line with our “up the hourglass” strategy.
Depreciation and Amortization

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2007	March 31,	2006	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ 2,571	2.1%	€ 1,884	2.0%	36.5%
     Our depreciation and amortization expense increased from the three months ended March 31, 2006 to the three months ended March 31, 2007 mainly due to the non-cash amortization expense resulting from the intangible assets recognized in our purchase price allocations, such as backlog (customer contracts), software and purchased technology, and customer relationships, and an increase in depreciation expense coming from our capital leases. The amortization expense related to intangibles arising from the purchase price allocation of our acquired businesses was € 0.8 million in 2007 and € 0.5 million in 2006.

Financial Income (Expense), Net

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2007	March 31,	2006	Change
2007	Revenues	2006	Revenues	2006-2007
(Euros in thousands, except percentages)
€ (1,833)	(1.5)%	€ 571	0.6%	(421.0)%
     Net financial expense increased significantly from the first quarter of 2006 to the first quarter of 2007 mainly due to the increase in our indebtedness under our credit arrangement with Abengoa, due to the interest generated under the new credit agreement with LaSalle Bank to finance our Farradyne acquisition, and a decrease in the financial income generated from the proceeds of our IPO. Our financial expense amounted to € 5.1 million and € 2.8 million for the three month periods ended March 31, 2007 and 2006, respectively, while financial income remained fairly stable during such periods, at to € 3.3 million and € 3.4 million, respectively.
     Included in financial expense is the impact of marking-to-market our derivatives, which amounted to € (0.5) million in 2007 and € 0.3 million in 2006, representing a decrease of € 0.8 million quarter-over-quarter.

Segment Analysis
     The Company changed, effective January 1, 2007, its internal reporting structure and from such date has five reportable operating segments consisting of Energy, Transportation, Environment, Public Administration, and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in three primary areas: electricity, oil and gas.

•	Transportation provides solutions and services aimed to reduce CO2 emissions through global traffic information and control systems, freeway information and management applications, and automatic fare collection solutions.

•	Environment provides meteorology and hydrology management applications, as well as solutions and services applied to the full water cycle and global environmental protection.

•	Public Administration works for the optimization of the governmental and regional management, giving a technological and integrated response to the social challenges of global security and sustainability, all that for every public sector.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (TIC). It comprises consulting, integration and outsourcing services to enable the evolution and control of our customers’ current and future technology needs.

	Three Months Ended March 31, 2007
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Public Admin	Global Services	Total
Revenues	€55,356	€41,863	€8,562	€6,744	€8,837	€121,362
Gross Profit	€13,360	€9,875	€2,181	€1,531	€3,788	€30,735
Gross Margin	24.1%	23.6%	25.5%	22.7%	42.9%	25.3%

	Three Months Ended March 31, 2006
	(Euros in thousands, except percentages)
	Energy	Transportation	Environment	Public Admin	Global Services	Total
Revenues	€37,261	€35,770	€9,409	€4,130	€8,736	€95,306
Gross Profit	€9,625	€7,168	€2,635	€897	€3,063	€23,388
Gross Margin	25.8%	20.0%	28.0%	21.7%	35.1%	24.5%
     Energy

	Three Months Ended March 31
	2007	2006
	(Euros in thousands,
	except percentages)
Revenues	€55,356	€37,261
Gross Profit	€13,360	€9,625
Gross Margin	24.1%	25.8%
Revenue growth rate over prior period	48.6%
     Our Energy segment revenues increased organically from € 37.3 million to € 55.4 million, or 48.6% in the three months ended March 31, 2007, when compared to the three months ended March 31, 2006, mainly due to general good business performance, including a high volume of performance of contracts as described below.
     Oil & Gas
     Our revenues for the Oil & Gas business have grown 15.6%, from € 16.0 million in the three months ended March 31, 2006 to € 18.5 million in three months ended March, 31 2007. Gross margin for the period was 21.9%.
     In North America, revenues in the first quarter of 2007 amounted to € 8.6 million, while revenues in the same period of 2006 were € 7.2 million, resulting in 19.4% growth over the period, with 40.3% gross margin in the first quarter of 2007. Our Liquids & Gas business unit revenues in North America for the three months ended March 31, 2007 improved due to accelerated completion of work coming from backlog and early bookings in 2007. Bookings for the period in the oil & gas business in North America significantly increased when compared to the same period in 2006, as a result of focused sales and marketing efforts. Our strong customer relationship with our installed base continues to create preference for our OASyS SCADA product and our vertical applications. In the quarter ended March 30, 2007, we received orders from Colonial Pipeline, a long-time Telvent customer, and KeySpan Energy, who is upgrading its system.
     In Latin America, revenues have grown 11.3% in the first quarter of 2007, when compared to the first quarter of 2006. However, we are experiencing some delays in projects within our Latin American market, particularly in Mexico, that may potentially impact our margins in this region during the remainder of the year 2007.
     In the Asia-Pacific region and Middle East and Africa revenues have been stable, with a major contract awarded in South East Asia and China that will contribute to revenues during the year. These regions continue to provide major opportunities based on infrastructure growth and high energy prices.

     Electricity
     Our revenues for the electric utility business for the period have risen significantly, up 72.8%, from € 21.3 million in the first quarter of 2006 to € 36.8 million in the first quarter of 2007, in large part due to the contribution of the SMM project for Vattenfall in Sweden, which has contributed more than € 17 million in revenues during the quarter. Gross margin in the first quarter of 2007 was 25.3% for this sector.
     In Europe, in the first quarter 2007, we experienced significant growth, going from € 8.3 million in revenues during the first quarter of 2006 to € 24.3 million in the first quarter of 2007. As mentioned above, this growth was mainly as a result of revenues generated from the Vattenfall project in Sweden. In Sweden, the roll-out of the SMM project for Vattenfall continues according to schedule, contributing more than € 17 million during the period. The release of options 1, 2 and 3 of the contract for an additional 300,000 meters increased our backlog and confirms our expectation that this project will contribute significantly to our revenues for the remainder of this year and part of 2008. Revenues in Spain over the period were comparable to those of the first quarter of 2006, as we experienced a delay with some projects coming from our repeating customers. We expect, however, an increase in revenues during the remainder of 2007 in this country.
     In North America, the electric utility business revenues fell 22.9% when comparing the three months ending March 31, 2007 to the three months ending March 31, 2006. However, gross margins increased from 37.0% to 48.2% over the same period. This margin increase resulted from the contribution of our Enterprise GIS business. Capital budgets for IT-related spending continue to remain flat in this sector in North America. We remain optimistic, however, that traditional SCADA and advanced applications bookings will increase during the remainder of 2007, as a result of the very strong pipeline we currently have. In parallel, we are developing some strong opportunities in the emerging market relating to the intelligent electric grid and smart metering. We expect to start seeing results from these efforts in late 2007 or early 2008.
     In addition, GIS engineering services were particularly strong, while core software sales were soft, as a result of several expected orders that were delayed until later in the year. Bookings reflected lower software sales, while backlog remained strong due to both software maintenance increases and professional services sales. Forecasts for bookings for the second and third quarters remain strong in our professional services, and we expect to win some key accounts with significant software sales revenue during the remaining quarters of 2007.
     In Latin America, revenues in the first quarter of 2007 increased by 7.9% over the first quarter of 2006. We expect results for the remainder of the year to continue to improve as a result of the contribution of significant projects in the area.
     In our Middle East and Africa region, our Tunisia project continues to have problems with delays in approvals. We have received advances in the recent months with the acceptance by the customer of five control centers. Our goal is to reach a final agreement for the final acceptance of the project in the third quarter of 2007. The delay in this project has caused a decrease in margin in the quarter.
     Backlog as of March 31, 2007 for the Energy segment amounted to € 178.5 million.
     Transportation

	Three Months Ended March 31
	2007	2006
	(Euros in thousands,
	except percentages)
Revenues	€41,863	€35,770
Gross Profit	€9,875	€7,168
Gross Margin	23.6%	20.0%
Revenue growth rate over prior period	17.0%
     Our Transportation segment revenues for the three months ended March 31, 2007 increased by 17.0%, as compared to the three months ended March 31, 2006. This was mainly due to good business performance in North America, Latin America, and China. Our 2006 acquisitions and some contracts we have won in Mexico, Brazil and China have contributed significantly to this growth.
     As most of our temporary joint venture consortiums are in our Transportation segment, most of the impact of the consolidation of these consortiums also is reflected as an increase in the revenues in this segment in the three months ended March 31, 2007 over the same period in 2006. Excluding this impact, our revenues in this segment increased by 11.7% in the first quarter year-over-year. Our gross margin, excluding the effect of the consolidation of our temporary joint ventures, was 29.7% for the first quarter of 2007; including the effect of their consolidation, our gross margin was 23.6%. The margin increase is mainly due to a higher percentage of revenues from maintenance contracts which contribute higher margins.
     In Europe, in this segment, the majority of our projects are being executed in Spain. We have experienced a slight decrease in revenues in this country, mainly due to the fact that during the first quarter of 2006 we had extraordinary revenue contributions from significant projects with Metro de Madrid and the Spanish Road Authority (DGT), totaling over € 5 million. Revenues obtained in the first quarter of 2007 are more in line with our historical business. Our backlog will generate strong revenues during the year, with projects like the ITS system in Cantabria, the upgrade of several RENFE railway traffic control systems, and maintenance contracts from recurrent customers, including the City of Madrid, City of Barcelona, City of Seville, DGT, and RENFE.
     In North America, in this segment, our revenues were € 9.5 million during the first quarter of 2007, with a gross margin of 29.9%. These revenues come mostly from the activities of Telvent Farradyne, acquired in July 2006. The high gross margin reflects the types of contracts carried out in this region, which are mostly consulting, design, and maintenance, with higher average margins than turnkey projects. Some relevant projects in this area have been the design and delivery of a regional 511 traveler information system for SANDAG/Port of San Diego, the operation and maintenance of traffic information centers for the Departments of Transportation of New York and Virginia, and the design of the telecommunication systems to support ITS for the Florida Department of Transportation.
     In Latin America, in the Transportation segment, we have experienced strong growth of 34.1% in the first quarter 2007, with total revenue of € 4.3 million. This growth is mainly due to the volume contributed by the final stages of the automatic fare collection and system control projects for the Venezuelan railway infrastructure, the maintenance contracts in progress mainly in Mexico, Brazil and Argentina, and the Vessel Traffic Management contracts in Mexico. Gross margin during the first quarter of 2007 was 26.0%, compared to 24.0% in the first quarter 2006.
     In the Asia-Pacific region, we have started working in the urban traffic centers of Urumqi, XinXian and Erdos, in China, Mumbai, in India, and Haiphon, in Vietnam. The region has experienced a significant increase in revenues and gross margin, which, along with our backlog, should be translated into strong performance for the rest of 2007.
     In the Middle-East and Africa region, our Beirut UTC project, in Lebanon, restarted after a temporary suspension due to the political situation in the country and we expect such project to contribute revenues later in the year. Also, there has been a delay in the ATVM project in Saudi Arabia which is expected to fall back on track during the third and fourth quarters of 2007.
     Backlog in our Transportation segment in the first quarter 2007 amounted to € 197.5 million.
     Environment

	Three Months Ended March 31
	2007	2006
	(Euros in thousands, except percentages)
Revenues	€8,562	€9,409
Gross Profit	€2,181	€2,635
Gross Margin	25.5%	28.0%
Revenue growth rate over prior period	(9.0)%
     Revenues in our Environment segment in the three-month period ended March 31, 2007 decreased by 9.0% over the same period of 2006, mainly due to the advanced completion stage of two large projects, as described below, which contributed significantly during the first quarter of 2006, with no corresponding contribution during the same period of 2007. Gross margin in the period was 25.5%, a decrease over the 28% gross margin of the same period of 2006. The decrease in gross margin is also due to the lower contribution of some of the key projects during the period.
     In Europe in this segment, most of our revenues are generated in Spain, contributing a third of the total revenues. However, this percentage is gradually decreasing as we grow in other geographies. Revenues in Europe amounted to € 3.6 million during the first quarter of 2007, a 5.3% decrease over the same period of 2006. This decrease quarter over quarter is due to a smaller revenue contribution from the aviation weather project for Belgocontrol, in Belgium, which contributed significantly during the first quarter of 2006.

     Revenues in North America in this segment during the first quarter of 2007 represent 19.0% of the total revenues, amounting to € 1.6 million, and representing a decrease of 27.3% over revenues in the same period of 2006. The drop in revenues quarter-over-quarter is due to the larger contribution of the Alberta RWIS project during the first quarter of 2006, when the road weather stations network was being deployed. Contribution of the water SCADA projects remained stable.
     The Middle East and Africa remains an important region for our Environment segment, with revenues of € 2.4 million and a gross margin of 26.9% in the first quarter of 2007. Up to 28% of these revenues were generated in this geography due to the contribution of the weather radar modernization project in progress in Morocco, the ongoing water SCADA projects in Jordan and in Qatar, and the contribution of the two large meteorological projects in progress for the Civil Aviation authority in Kuwait.
     Backlog in our Environment segment in the first quarter 2007 amounted to € 44.9 million.
     Public Administration

	Three Months Ended March 31
	2007	2006
	(Euros in thousands, except percentages)
Revenues	€6,744	€4,130
Gross Profit	€1,531	€897
Gross Margin	22.7%	21.7%
Revenue growth rate over prior period	63.3%
     Revenues in our Public Administration segment in the three-month period ended March 31, 2007 increased by 58.5% from € 4.1 million to € 6.5 million over the same period of 2006, mainly due to the consolidation of our presence in Central Government applications and our expansion in the healthcare industry.
     Gross margin in the first quarter of 2007 was 22.8%, compared to 21.7% in the same period of 2006. This is mainly due to our now established position in the public administration and healthcare sector in Spain.
     In Europe in this segment, we only operate in Spain. We have expanded our presence in the Cantabria regional government in Spain, and our Healthcare division has seen a significant increase with respect to the same period of the previous year.
     In Latin America in this segment, we have signed two important contracts during this period for the HOMS Hospital in Santiago, and Darío Contreras Hospital in Santo Domingo and we hope to continue to strengthen our position in this country during the year 2007.
     Backlog in our Public Administration segment in the first quarter 2007 amounted to € 22.5 million.

Global Services

	Three Months Ended March 31
	2007	2006
	(Euros in thousands, except percentages)
Revenues	€8,837	€8,736
Gross Profit	€3,788	€3,063
Gross Margin	42.9%	35.1%
Revenue growth rate over prior period	1.2%
     Our 1.2% growth in the Global Services segment revenues, when comparing the € 8.8 million from the first quarter of 2007 with the € 8.7 million of the same period in 2006, is the result of less recurrent activity coming from new contracts in the year. Our business builds-up with new contracts during the year, thus the first quarter typically has the lower revenues when compared to the previous period.
     Gross margin in this segment increased to 42.9% during the first quarter of 2007 (from 35.1% in the same period of 2006). This increase was mainly due to the higher contribution of revenues coming from the recurrent activity booked in previous years with higher margin (higher data center contribution and lesser integration services contribution).
     All of our business in the Global Services segment is carried out in Europe, in particular in Spain and Portugal.
     Backlog in our Global Services segment in the first quarter 2007 amounted to € 73.7 million.
Geographical Revenues
     The following table identifies our revenues by region during the three-month periods ended March 31, 2007 and March 31, 2006. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period, and the changes may not reflect the long-term direction of our business.

			Percentage
	Three Months Ended March 31		Change
	2007	2006	2006 – 2007
	(Euros in thousands, except percentages)
Europe	€71,050	€56,125	26.6%
Latin America	18,658	16,119	15.8%
North America	24,099	15,148	59.1%
Asia-Pacific	4,777	3,672	30.1%
Middle-East and Africa	2,778	4,242	(34.5)%

Total	€121,362	€95,306	27.3%

Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. Historically, we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the first and fourth quarters than in the second and third quarters due to the budgetary cycles of some of our customers.
Changes in Financial Condition
     Operating Activities

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2007	2006
	(Euros in thousands)
Net cash used in operating activities	€(48,219)	€(21,822)
     We used more cash in operating activities in the three months ended March 31, 2007 than in the three months ended March 31, 2006. For the three months ended March 31, 2007, we had € (2.1) million of non-cash adjustments to net income, including depreciation and amortization charges of € 2.8 million, compared with € 4.1 million of non-cash adjustments to net income for the three months ended March 31, 2006, which also included € 2.6 million of depreciation and amortization charges. Included in the additions (deductions) to net income were also € 0.4 million and € 0.4 million, respectively, of stock compensation charges, and € (5.3) million and € 1.1 million, respectively, of deferred income tax charges for the three months ended March 31, 2007 and 2006.
     Working capital and temporary joint ventures used € 51.3 million of our operating cash in the three months ended March 31, 2007, compared with € 30.6 million in the three months ended March 31, 2006. This is due to changes in operating assets and liabilities during the three months ended March 31, 2007, such as the increase in our inventory of € 11.5 million, in our unbilled revenues of € 32.8, in other taxes receivable of € 3.2 million, in our accounts and other long term receivable of € 12.0 million and the decrease in our income and other taxes payable of € 5.1 million, in billing in excess of costs and estimated earnings of € 0.4 million and related parties payable of € 0.7 million. These changes were offset by an increase in our accounts payable of € 3.7 million, in our accrued and other liabilities of € 6.4 million, and a decrease in our related parties receivables of € 1.4 million, in other assets of € 2.6 and the incorporation of the temporary joint venture consortiums’ working capital of € 0.4 million.
     Investing Activities

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2007	2006
	(Euros in thousands)
Net cash provided by investing activities	€29,578	€21,584

     Investing activities provided more cash during the three months ended March 31, 2007 than during the three months ended March 31, 2006.
     During the three months ended March 31, 2007, we borrowed € 22.9 million under our credit arrangement from Abengoa and we also received € 8.0 million due to the deposits that were restricted for use as of December 31, 2006. We used cash of € 0.8 million for the purchase of property, plant and equipment. Additionally, on March 29, 2007, we paid € 0.1 million for the guarantee deposit payment in relation to the Maexbic acquisition. Finally, we used cash of 0.5 million for the acquisition of some deposits.
     During the three months ended March 31, 2006, we received € 24.9 million under our credit arrangement from Abengoa and we also received € 3.2 million due to the deposits that were restricted for use as of December 31, 2005. We used cash of € 0.6 million for the purchase of property, plant and equipment. Additionally, on February 22, 2006, we paid U.S. $ 6,812 (€ 5,731) for the remaining 30% of Miner and Miner.
     Financing Activities

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2007	2006
	(Euro in thousands)
Net cash provided by (used in) financing activities	€15,642	€(282)
     Financing activities provided more cash in the three months ended March 31, 2007 than in the three months ended March 31, 2006.
     During the first quarter of 2007, we repaid € 3.1 million of long-term debt, mainly in connection with a repayment of € 1.7 million, € 0.1 million and € 0.2 million of the current portion of long-term debt on the credit facilities with LaSalle Bank, Caja Madrid and Liscat, respectively. We also repaid € 1.1 million of short-term debt mainly related to repayments on the credit facility with Bank of Boston, while we increased short-term debt by € 3.7 million, mainly related to advance payments from financial institutions on inter-company receivables, amounts outstanding under corporate credit cards, and a financing of € 0.5 million received by our Chinese subsidiary from Citibank. Additionally, we received proceeds of € 15.8 million under the credit arrangement with Abengoa.
     During the first quarter of 2006, we repaid € 4.4 million of long-term debt, mainly in connection with a repayment of long-term debt related to the credit facility with LaSalle Bank, Fortis Bank, ING and Liscat loans. We also repaid € 1.7 million of short-term debt, mainly related to advance payments from financial institutions on inter-company receivables, and we received proceeds of € 1.0 million of short-term debt mainly related to the credit facilities obtained from various financial institutions in Brazil. Additionally, we received proceeds of € 4.3 million under the credit arrangement with Abengoa.

     Credit Arrangements and Loan Facilities
     Details of our credit agreements and loan facilities are set forth in our 2006 Annual Report on Form 20-F filed on March 30, 2007.
     Our net credit line payable under our credit arrangement with Abengoa as of March 31, 2007 was € 20.4 million, with € 24.6 million remaining available to us as of this date. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder.
     As of March 31, 2007, there was no amount outstanding under Telvent Canada’s three separate credit facilities with LaSalle Bank.
     As of March 31, 2007, € 15.0 million was outstanding under the financing obtained by our subsidiary Telvent Traffic North America Inc. with LaSalle Bank National Association.
     As of March 31, 2007, € 3.1 million was outstanding under the financings obtained by our subsidiary, Telvent Housing S.A. for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility.
     As of March 31, 2007, the amount outstanding with Monte de Piedad y Caja de Ahorrros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) under the credit agreement in connection with El Toyo Digital City Project was € 9.4 million.
     As of March 31, 2007, there was no amount outstanding under Telvent Brasil’s credit facilities, obtained from various financial institutions.
     As of March 31, 2007, € 1.0 million was outstanding under the financing obtained by our subsidiary Telvent Energía, S.A. with Caja de Ahorros y Monte de Piedad de Madrid, S.A.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We mitigate to some degree our risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of March 31, 2007, we had € 170.3 million of these obligations outstanding.

Forward-Looking Statements
     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	risks associated with the financing of “Build-Operate-Transfer” programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional products to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to grow based upon our relationship with our parent company Abengoa, S.A.;

•	Abengoa’s future activities with respect to us;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds from our initial public offering;

•	our ability to increase revenues and operating margins by shifting our product mix; and

•	the importance of our alliances, joint venture partners and investments.
     We cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates and foreign exchange rates. The primary market risk we are exposed to is exchange rate risk associated with contracts denominated in currencies other than the Euro. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities.
Exchange Rate Risk
     The majority of our assets, liabilities, sales and costs are denominated in Euros. Our Spanish business enters into contracts in which revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.
     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     Although the forward exchange contracts are used solely as economic hedges, the Company has begun applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, only starting January 1, 2007, on contracts entered into beginning on such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007 are recorded at fair value with changes in fair value recorded directly against earnings.

     The following tables provide quantitative information about our foreign exchange contracts by principal currency as of March 31, 2007 and December 31, 2006.

	As of March 31, 2007
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
	(In thousands)
Forward exchange contracts:
Euro/ US Dollar versus:
US Dollars	€752	€34,634	€902	€38,901
Swedish Krona	405	4,053	1,603	27,933
Euros	7	297	2	211
Brazilian Reais	—	—	264	8,633
Canadian Dollars	7	810	50	728
Morococ Dirhams	—	—	1	30
Jordan Dinars	4	594	6	758
Qatari Riyals	69	2,813	33	1,112
Japanese Yen	214	2,685	81	996
Thai Bahts	72	2,783	36	1,558
Australia Dollars	—	—	5	149
Danish Krone	—	—	—	765

Total	€1,530	€48,669	€2,983	€81,774

	As of December 31, 2006
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
	(In thousands)
Forward exchange contracts:
Euro/ U.S. Dollar versus:
U.S. Dollars	€1,227	€17,196	€2,570	€29,970
Brazilian Reais	79	6,941	107	8,833
Canadian Dollars	767	28,372	499	18,554
Morocco Dirhams	—	—	1	30
Jordan Dinars	—	—	9	764
Japanese Yen	180	2,359	—	—
Thai Bahts	102	2,879	81	2,862
Qatari Riyals	51	1,768	2	1,072

Total	€2,406	€59,515	€3,269	€62,085

     The tables above include embedded derivatives that we bifurcate from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.
     As a result of the increase in our sales abroad, we have been subject to greater exposure to fluctuations between foreign currencies and the Euro. As our non-Euro denominated revenues continue to increase as a percentage of our total revenues, we expect this trend to continue.
Interest Rate Risk
     We are also exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. We manage certain specific exposures using interest rate caps to limit the impact of interest rate increases.
     The following table provides quantitative information about the Company’s outstanding interest rate contracts.

	As of March 31, 2007
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
	(In thousands)
Interest rate contracts:
Interest rate caps	428	19,032	—	—

Total	€428	€19,032	€—	€—

	As of December 31, 2006
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
	(In thousands)
Interest rate contracts:
Interest rate caps	408	19,032	—	—

Total	€408	€19,032	€—	€—

     Details of the terms of our short-term and long-term debt are reflected in Notes 14 and 15, respectively, of the Notes to the Consolidated Financial Statements included in our 2006 Annual Report on Form 20-F.
D. Internal Controls and Procedures
     As disclosed in our 2006 Annual Report on Form 20-F filed with the SEC on March 30, 2007, we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.
     As of December 31, 2006, we, under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. As described in “Management’s Annual Report on Internal Control Over Financial Reporting” included in Item 15T of our 2006 Annual Report on Form 20-F, during this evaluation we identified the following material weakness in our internal control over financial reporting: we have not maintained effective internal controls over the financial statement closing and reporting process in some of our foreign subsidiaries, in particular in the areas of tax and derivative accounting. Solely as a result of this material weakness, our Chief Executive Officer, Chief Reporting Officer and Chief Accounting Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2006.
     During the first quarter of 2007, we have been implementing enhancements to the financial closing process in order to remediate this material weakness. In particular, we have begun a project to elaborate, with the assistance of outside consultants, an accounting manual that will serve to improve the consistency and application of homogeneous accounting principles throughout the Company. We have also performed, at the corporate level, a closer and timely review of documentation reported from our more significant subsidiaries in the first quarter financial closing process. Finally, we have initiated the recruiting process for new accounting positions in some of our significant subsidiaries. During the month of June 2007, we expect to carry out additional specific training on the application of generally accepted accounting principles and continue with the efforts described above.

II. OTHER INFORMATION
A. Legal Proceedings
     Since the filing of our 2006 Annual Report on Form 20-F, there has been no material changes with regard to our disclosed legal proceedings.
B. Risk Factors
     Factors that could adversely affect our future financial performance are contained within the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the U.S. Securities and Exchange Commission on March 30, 2007 (our “Annual Report”). There have been no material changes from the risk factors as previously disclosed.
C. Use of Proceeds
     On March 29, 2007, we used € 0.1 million to make a guarantee deposit payment we owed under the Maexbic acquisition.
     On April 27, 2007, we used U.S. $ 4 million (€ 2.9 million) to make a payment in connection with the closing of the Caseta acquisition.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: May 24, 2007